SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of November, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           ---------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                         --          --

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934. Yes   No X
            --   --

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Materials Contained in this Report:

I. English excerpt translation of the Japanese-language Amendment to the Extraordinary Report with respect to the sale of shares of the registrant's common stock in the overseas market, as filed by the registrant with the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 8, 2006.

II. English translation of the Japanese language notice of acquisition of own shares through N-NET closing price orders, as filed by the registrant with the Tokyo Stock Exchange on November 8, 2006.

III. English translation of the Japanese language notice of the Board of Directors' meeting concerning the payment of interim dividends, as distributed to the shareholders on November 8, 2006.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Toyota Motor Corporation



                                      By:  /s/ Hiroshi Nishida
                                          --------------------------------
                                          Name:  Hiroshi Nishida
                                          Title: General Manager,
                                                 Financial Reporting Department,
                                                 Accounting Division



Date:  November 8, 2006